UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the six-months ended June 30, 2026

Mode Mobile, Inc.

(Exact name of issuer as specified in its charter)

Commission File Number: 024-12419

Delaware	47-3902362
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1 East Erie Street, Suite 525 #342 Chicago, IL 60611
(Full mailing address of principal executive offices)

847-999-8739

(Issuer’s telephone number, including area code)

In this semi-annual report, the terms “Mode Mobile”, “Mode”, “we”, “us”, “our”, or “the Company” refers to Mode Mobile, Inc. and Current (Gibraltar) Limited on a consolidated basis, unless the context indicates otherwise.

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included under Item 3 in this semi-annual report, as well as our annual report on Form 1-K for the fiscal year ended December 31, 2025 filed on May 1, 2026, including the audited financial statements included therein. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six months ended June 30, 2026 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when a review of our historical financial statements has been completed in conjunction with our year end audit, which could result in significant differences from this preliminary unaudited financial information, although, in the opinion of management, all adjustments necessary to make interim results of operations not misleading have been included here. Unless otherwise indicated, the latest results discussed below are as of June 30, 2026.

Operating Results

For the six months ended June 30, 2026 (“Interim 2026”), the Company recognized $26,495,467 in revenue, compared to $9,168,267 for the six months ended June 30, 2025 (“Interim 2025”), representing a period over period increase of 189%. As a result of the increased revenues, the Company also recognized $6,022,883 in costs of net revenue in Interim 2026, compared with $505,405 for Interim 2025, representing an increase of approximately 1,092%. As a result, the Company saw gross profit of $20,472,584 and gross margin of 77% for Interim 2026, compared to gross profit of $8,662,862 and gross margin of 94% for Interim 2025. The increase in revenue was primarily driven by the Company’s acquisitions completed during 2025 and the first half of 2026, including NGL Labs, TrimBox, the QR Code Reader app, Applock Gallery, and Smart Cleaner / Easy Clean, which have provided additional revenue streams for the Company, together with continued growth in the Mode Earn App and Mode Earn Club user base. The decline in gross margin was primarily attributable to the addition of lower margin hardware, advertising, and other revenue streams from these newly acquired businesses, which carry a higher cost of net revenue relative to the Company’s core advertising-based Mode Earn App revenue.

Mode’s operating expenses primarily consist of customer acquisition costs, employee and contractor compensation related to software development, and general and administrative expenses. For Interim 2026, total operating expenses (sales and marketing, research and development, and general and administrative expenses) were $20,938,300, compared to $9,431,236 for Interim 2025, representing a period over period increase of 122%. This increase was primarily related to a 109% increase in sales and marketing expenses, which increased from $4,297,627 for Interim 2025 to $8,962,100 for Interim 2026, as the Company increased its user acquisition efforts and integrated the marketing programs of its recently acquired businesses. Additionally, general and administrative expenses increased by 194% from $3,101,139 for Interim 2025 to $9,106,011 for Interim 2026, primarily as a result of increased headcount and professional fees to support the Company’s expanded operations following its recent acquisitions, and a significant increase in depreciation and amortization expense to $3,554,958 for Interim 2026 from $548,460 for Interim 2025, reflecting amortization of the intangible assets acquired in the NGL Labs, TrimBox, QR Code Reader, and Smart Cleaner / Easy Clean transactions, and a $481,810 goodwill impairment loss for Interim 2026. Finally, the Company recognized research and development expenses of $2,870,189 for Interim 2026, compared to $2,032,470 for Interim 2025, representing a 41% increase, as the Company continued to invest in its product and engineering teams across its expanded portfolio of applications.

Additionally, the Company recognized total other expense of $2,595,069 for Interim 2026, as compared to total other expense of $33,739 for Interim 2025, and a provision for income tax of $738,679 for Interim 2026 compared to $0 for Interim 2025. This change was primarily related to $2,428,652 of interest expense recognized in Interim 2026 in connection with the Company’s outstanding notes payable, compared to $292,778 of interest expense recognized in Interim 2025, and a $177,725 loss from the change in fair value of the Company’s outstanding warrant liability, compared to no loss or gain from the change in fair value of the warrant liability in Interim 2025.

As a result of the above, the Company recognized a net loss of $3,799,464 for Interim 2026, compared to a net loss of $802,113 for Interim 2025, representing a period over period increase in net loss of 374%.

Liquidity and Capital Resources

As of June 30, 2026, Mode’s cash on hand was $15,503,444, compared to $8,881,411 as of December 31, 2025. This increase was primarily attributable to $17,751,671 of cash provided by financing activities and $2,745,399 of cash provided by operating activities during Interim 2026, partially offset by $13,875,037 of cash used in investing activities, primarily reflecting the Company’s acquisitions of the QR Code Reader app and the Smart Cleaner / Easy Clean assets during the period.

As of June 30, 2026, the Company’s current liabilities exceeded its current assets by $8,655,947, compared to a working capital deficit of $2,124,186 as of December 31, 2025, which reflects, in part, the classification of a $5,118,471 installment of the NGL Labs promissory note due December 1, 2026 as a current liability. Together with the Company’s recurring operating losses in recent fiscal years, these conditions raised substantial doubt about the Company’s ability to continue as a going concern within the twelve months following the date of this report. Management has developed, and is actively executing, plans intended to mitigate these conditions, including the Regulation A offering described below, the larger institutional financing round management is actively pursuing for the remainder of 2026, and the expected operating income contributions of the Company’s recently acquired businesses. After consideration of these plans, management has concluded that it is probable the plans will be effectively implemented and that the substantial doubt about the Company’s ability to continue as a going concern has been alleviated.

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The Company continues to be reliant on investor financing and debt financing to support its operations and acquisition strategy. During Interim 2026, the Company issued 48,132,125 shares   of Class AAA common stock pursuant to its ongoing Regulation A offering, for gross proceeds of $19,410,845. Through the date of this semi-annual report, the Company has raised approximately $45,319,397 in gross proceeds through its Regulation A offering, $11,383,166 of which have gone to selling securityholders and $33,936,231 have gone to the Company. In parallel with the Regulation A offering, management is actively pursuing a larger institutional financing round during the remainder of 2026, and has executed advisory and placement agent agreements and engaged in active discussions with multiple prospective institutional investors at an advanced stage of due diligence, which management believes represents a credible and probable source of additional capital beyond the Regulation A offering.

The Company also relies on debt financing to fund its operations and acquisition strategy. In connection with its acquisition of NGL Labs LLC in December 2025, the Company issued a promissory note with a principal amount of $10,424,279, bearing interest at the short term Applicable Federal Rate of 3.66%, payable in two equal annual installments of $5,500,000 due on December 1, 2026 and December 1, 2027. During 2025, the Company issued $12,000,000 in senior secured notes to a third-party lender, together with warrants to purchase Class AAA Common Stock, including 6,000,000 warrants at a $0.125 exercise price issued in January 2025 and 2,800,000 warrants at a $0.250 exercise price issued in December 2025. Both tranches bear interest at a stated rate of 13.25% per annum over a 36-month term. During Interim 2026, the Company drew an additional $2,920,401 under these senior secured notes, together with an additional warrant issued in connection with that draw, and made $1,400,000 of principal repayments, leaving an aggregate principal balance of $12,766,667 outstanding as of June 30, 2026. As of June 30, 2026, warrants to purchase an aggregate of 10,000,000 shares of the Company’s Class AAA Common Stock were outstanding, with a weighted average exercise price of $0.18, compared to warrants for 6,000,000 shares outstanding as of June 30, 2025. The Company also has outstanding $8,968,616 in aggregate principal of short-term promissory notes issued to individual investors during late 2025 and Interim 2026, bearing interest at rates ranging from 12% to 18% per annum, and maintains a pay later vendor facility with Flex, under which $406,478 was outstanding as of June 30, 2026.

Subsequent to June 30, 2026, in September 2026, the Company issued short-term promissory notes to individual investors. As of October 9, 2026, the aggregate principal of the promissory notes issued totaled $4,695,152. The notes bear interest at rates ranging from 12% to 18% per annum, with interest payable monthly and principal due in full one year from the date of issuance, with the ability to extend repayment by one year by the Company.

In August 2026, the Company acquired JibJab, the personalized digital greeting card, music video, gif, and photo app and platform. As part of the acquisition terms, the Company has $2,000,000 in cash payable, which remains to be paid as of the date of this report.

On September 2, 2026, the Company filed a post-qualification amendment to its Regulation A offering to increase the maximum offering amount in this offering to $75 million. The post-qualification amendment is under review by the SEC as of the date of this report, and the offering will be on pause until the SEC requalifies the offering. There is no guarantee of when, or if, the SEC will requalify the offering.

Over the next 6 to 12 months, the Company expects to rely on external financing, including equity financing and debt, to fund operations, growth, and its acquisition strategy.

Trend Information

Historically, the majority of the revenue the Company has earned has been through the Company’s Mode Earn App, where Mode Mobile gets paid by advertising partners, brands, and other technology providers when Mode users interact with digital content on their smartphones. Mode Mobile has also generated minimal revenue from sales of the Mode EarnPhone. However, with the introduction of new products like the Mode Earn Club, as well as the asset and business acquisitions completed during the year ended December 31, 2025 and through August 2026, the Company now has a more diverse mix of revenue streams.

The Company is planning a number of other acquisitions of assets or businesses over the next 12-18 months that it believes can benefit from the application of the EarnOS technology. The Company anticipates that these acquisitions will continue to result in increased revenues from advertising, subscriptions, and data monetization. At the same time, the Company expects to increase headcount and incur additional operating expenses in connection with the integration and expansion of these acquired businesses. The Company’s objective is for the revenue generated from these acquisitions to exceed the additional expenses incurred, although there can be no assurance that such revenue growth will be achieved or that the acquisitions will be profitable.

Item 2. Other Information

During September 2026, the Company issued short-term promissory notes to individual investors. As of October 9, 2026, the aggregate principal of issued short-term promissory notes totals $4,695,152. The notes bear interest at rates ranging from 12% to 18% per annum, with interest payable monthly and principal due in full one year from the date of issuance, with the ability to extend repayment by one year by the Company. All notes are classified as current liabilities.

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Item 3.	Financial Statements

MODE MOBILE, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND DECEMBER 31, 2025 AND FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

MODE MOBILE, INC.

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MODE MOBILE, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2026	2025
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$15,503,444	$8,881,411
Accounts receivable	8,306,180	7,378,741
Prepaid expenses	473,400	272,810
Subscription receivable	47,949	279,726
Other receivables	91,379	40,000
Inventory	15,116	15,727
Prepaid advertising	-	433,021
EARNM Foundation receivable, current	450,000	800,038
Other current assets	107,058	186,109
Total current assets	24,994,526	18,287,583

Property, equipment and other assets:
Property and equipment, net	27,859	19,577
Intangible assets, net	38,272,588	23,346,647
Goodwill	31,258,388	31,740,198
Cryptocurrency assets	13,907	10,081
EARNM Foundation receivable, non-current	470,313	-
Total non-current assets	70,043,055	55,116,503
Total assets	$95,037,581	$73,404,086

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$8,926,625	$4,584,543
Income taxes payable	1,226,699	488,021
Deferred revenue	72,999	261,012
Indemnification holdback	1,839,860	1,975,490
Stock to be issued	301,000	170,000
Payable to selling shareholders	989,725	-
Notes payable, current portion	20,293,565	12,932,703
Total current liabilities	33,650,473	20,411,769
Notes payable, net of current portion and debt discount	9,472,794	10,134,675
Warrant liability	2,712,097	2,080,315
Deferred tax liability, net	1,442,537	1,442,537
Total liabilities	47,277,901	34,069,296

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $0.0001 par value, 388,800,000 shares authorized, 345,659,651 and 345,659,651 shares issued and outstanding as of June 30, 2026 and December 31, 2025, liquidation preference of $4,651,469 and $4,651,469 as of June 30, 2026 and December 31, 2025	34,566	34,566
Class A common stock, $0.0001 par value, 2,431,000,000 shares authorized, 627,870,232 and 627,870,232 shares issued and outstanding as of June 30, 2026 and December 31, 2025	62,788	62,788
Class B common stock, $0.0001 par value, 298,000,000 shares authorized, 23,258,623 and 22,199,069 shares issued and outstanding as of June 30, 2026 and December 31, 2025	2,325	2,219
Class C common stock, $0.0001 par value, 12,150,000 shares authorized, 11,155,245 and 11,155,245 shares issued and outstanding as of June 30, 2026 and December 31, 2025	1,115	1,115
Class AAA common stock, $0.0001 par value, 876,000,000 shares authorized, 600,895,123 and 544,907,998 shares issued and outstanding as of June 30, 2026 and December 31, 2025	60,089	54,490
Additional paid-in capital	65,047,171	52,828,522
Treasury stock, 18,360,594 shares of Class B common stock	(150,000)	(150,000)
Accumulated deficit	(17,298,374)	(13,498,910)
Total stockholders’ equity	47,759,680	39,334,790
Total liabilities and stockholders’ equity	$95,037,581	$73,404,086

See accompanying notes, which are an integral part of these unaudited condensed consolidated financial statements

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MODE MOBILE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

UNAUDITED

	Six Months Ended
	June 30,
	2026	2025
Net revenues	$26,495,467	$9,168,267
Costs and expenses:
Cost of net revenues	6,022,883	505,405
Sales and marketing	8,962,100	4,297,627
Research and development	2,870,189	2,032,470
General and administrative
Employee compensation	2,914,611	1,953,988
Professional fees	821,786	125,264
Other selling, general & administrative	1,332,846	473,427
Depreciation and amortization expense (Note 2 & 5)	3,554,958	548,460
Goodwill impairment loss	481,810	-
Total costs and expenses	26,961,183	9,936,641

Loss from operations	(465,716)	(768,374)

Other (expense) income:
Other income	11,308	259,039
Change in fair value of warrant liability	(177,725)	-
Interest expense (Note 8)	(2,428,652)	(292,778)
Total other expense, net:	(2,595,069)	(33,739)

Loss before provision for income taxes	(3,060,785)	(802,113)

Provision for income taxes	(738,679)	-
Net loss	$(3,799,464)	$(802,113)

Weighted average number common shares outstanding - basic and diluted	1,219,272,098	1,082,384,886

Basic and diluted loss per share	$(0.003)	$(0.001)

See accompanying notes, which are an integral part of these unaudited condensed consolidated financial statements

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MODE MOBILE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the six months ended June 30, 2026 and 2025 (unaudited)

	Series Seed		Common Stock								Additional				Total
	Preferred Stock		Class A		Class B		Class C		Class AAA		Paid-in	Treasury Stock		Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Deficit	Equity
Balances at December 31, 2024	353,712,906	$35,371	646,825,014	$64,683	20,737,172	$2,073	10,993,629	$1,099	149,320,399	$14,932	$17,991,462	18,360,594	$(150,000)	$(7,613,663)	$10,345,957
Issuance of Class AAA common stock pursuant to Regulation CF and A offering	-	-	-	-	-	-	-	-	244,539,923	24,454	30,610,574	-	-	-	30,635,028
Conversion of preferred and common shares into Class AAA common shares	(8,053,255)	(805)	(18,954,782)	(1,895)	(1,505,993)	(151)	(46,718)	(5)	28,660,748	2,856	-	-	-	-	-
Exercise of options	-	-	-	-	1,518,615	152	-	-	-	-	12,363	-	-	-	12,515
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	427,439	-	-	-	427,439
Offering costs	-	-	-	-	-	-	-	-	-	-	(20,676,687)	-	-	-	(20,676,687)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(802,113)	(802,113)
Balances at June 30, 2025	345,659,651	$34,566	627,870,232	$62,788	20,749,794	$2,074	10,946,911	$1,094	422,521,070	$42,242	$28,365,151	18,360,594	$(150,000)	$(8,415,776)	$19,942,139

Balances at December 31, 2025	345,659,651	$34,566	627,870,232	$62,788	22,199,069	$2,219	11,155,245	$1,115	544,907,998	$54,490	$52,828,522	18,360,594	$(150,000)	$(13,498,910)	$39,334,790
Issuance of Class AAA common stock pursuant to Regulation A, D, S and CF offerings	-	-	-	-	-	-	-	-	48,132,125	4,813	17,252,590	-	-	-	17,257,403
Issuance of Class AAA common stock as consideration for asset acquisition	-	-	-	-	-	-	-	-	7,855,000	786	1,588,214	-	-	-	1,589,000
Exercise of options	-	-	-	-	1,059,554	106	-	-	-	-	4,425	-	-	-	4,531
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	516,062	-	-	-	516,062
Offering costs	-	-	-	-	-	-	-	-	-	-	(7,142,642)	-	-	-	(7,142,642)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,799,464)	(3,799,464)
Balances at June 30, 2026	345,659,651	$34,566	627,870,232	$62,788	23,258,623	$2,325	11,155,245	$1,115	600,895,123	$60,089	$65,047,171	18,360,594	$(150,000)	$(17,298,374)	$47,759,680

See accompanying notes, which are an integral part of these unaudited condensed consolidated financial statements.

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MODE MOBILE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED

	For the Six Months Ended
	June 30,
	2026	2025
Cash flows from operating activities:
Net loss	$(3,799,464)	$(802,113)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization of intangibles	3,548,729	435,986
Depreciation and amortization	6,229	4,000
Stock-based compensation	516,062	427,439
Change in fair value of warrant	177,725	-
Amortization of debt discount	742,159	-
Goodwill impairment loss	481,810	-
Changes in operating assets and liabilities:
Accounts receivable	(1,123,039)	(1,359,368)
Prepaid expenses	(200,590)	(1,774,859)
Inventory	611	206,574
Other receivables	(51,379)	-
Prepaid advertising	433,021	-
EARNM Foundation	(120,275)	-
Other current assets	79,051	-
Accounts payable and accrued expenses	1,504,083	2,570,634
Income taxes payable	738,678	-
Deferred revenue	(188,013)	-
Net cash provided by (used in) operating activities	2,745,398	(291,707)
Cash flows from investing activities:
Proceeds from cryptocurrency sales	-	2,750
Purchase of property and equipment	(14,511)	(8,186)
Purchase of intangible asset	-	(6,583,781)
Acquisition of assets, net of cash acquired	(13,860,525)	-
Net cash used in investing activities	(13,875,036)	(6,589,217)
Cash flows from financing activities:
Proceeds from notes payable	7,810,879	4,877,061
Repayments of notes payable	(1,400,000)	-
Issuance of common stock, net of offering costs	10,114,759	11,102,156
Subscription receivable	231,777	-
Payable to shareholders	989,725	-
Exercise of options	4,531	-
Net cash provided by financing activities	17,751,671	15,979,217
Net change in cash and cash equivalents	6,622,033	9,098,293
Cash and cash equivalents at beginning of period	8,881,411	6,886,520
Cash and cash equivalents at end of period	$15,503,444	$15,984,813

Supplemental disclosure of cash flow information:
Non cash purchase of intangible asset	$1,890,000	$3,656,219
Receipt of cryptocurrency in settlement of A/R	$3,826	$-
Purchase of cryptocurrency	$-	$200
Indemnification holdback pursuant to assets acquisitions	$4,154,170	$-
Accounts receivable applied against indemnification holdback	$191,775	$-
Warrant issued as debt discount	$454,057	$-
Cash paid for interest	$1,331,672	$292,778
Cash paid for income taxes, net of refunds	$-	$34,017

See accompanying notes, which are an integral part of these unaudited condensed consolidated financial statements

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MODE MOBILE, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Mode Mobile, Inc. (collectively, the “Company” or “Mode Mobile”) is a technology company that operates the Mode EarnOS enabling users the ability to earn rewards on a single platform for interacting with digital content on their smartphones. The Company also offers the Mode EarnPhone, a smartphone embedded with the Company’s EarnOS software for a more integrated and enhanced earnings experience. The consolidated financial statements consist of the following entities (each an “Entity”, collectively the “Entities”):

●	Mode Mobile, Inc., a Delaware Corporation organized on April 23, 2015. Mode Mobile, Inc. is a holding company which owns 100% of Mode Mobile, LLC’s membership interests. Mode Mobile, Inc. was previously known as Nativ Mobile Inc. before a name change on October 25, 2022 and prior to that, was known as Nativ Mobile, LLC before a name change on February 25, 2021.

●	Mode Mobile, LLC, a Delaware Limited Liability Company organized on April 25, 2017 and is a 100% wholly owned subsidiary of Mode Mobile, Inc. Mode Mobile, LLC was organized to develop an earnings ecosystem where users would be rewarded for their time, attention and data. Mode Mobile, LLC was previously known as Current Mobile, LLC before a name change on February 4, 2022 and prior to that, was known as Current Media, LLC before a name change on March 10, 2021.

●	Mode Phone, LLC, an Illinois Limited Liability Company organized on November 10, 2020 and is a 100% wholly owned subsidiary of Mode Mobile, Inc. Mode Phone, LLC was organized to build out and support the Company’s smartphone business, which focuses on the marketing and distribution of the Mode Earn Phone.

●	Current (Gibraltar) Limited (“CGL”), a Gibraltar Company organized on June 19, 2018. The Entity was organized to develop a rewards protocol, the purpose of which is intended to be used as a rewards distribution mechanism through a deep partnership with Mode Mobile and its user base. Mode Mobile, Inc has 100% voting rights and 0% economic rights to CGL and, under ASC 810-10, was not consolidated into the Company’s financial statements and was accounted for as an unconsolidated variable interest entity ended June 30, 2026 and December 31, 2025 (see Note 2).

During fiscal year 2025, the Company completed five strategic acquisitions to expand its portfolio of mobile applications and accelerate revenue diversification. These acquisitions are described below:

●	App Lock LLC (acquired January 24, 2025; enterprise value $10,485,219 via asset purchase agreement): App Lock allows users to lock apps like messaging apps, social apps, and email apps. The acquisition enables Mode Mobile to expand its mobile application portfolio and customer base in the identity verification and security technology markets.

●	Gallery (acquired August 22, 2025; enterprise value $1,226,667 via asset purchase agreement): Gallery App is an Android-based mobile gallery and vault application with over 3.92 million total downloads, 210,000 daily active users (DAU), and a 4.53 average user rating.

●	Cleaner App (acquired October 31, 2025; enterprise value $528,000 via asset purchase agreement): Cleaner App is an Android-based mobile utility application designed to optimize device storage by identifying and removing unnecessary files, including large files and duplicate or unwanted photos.

●	NGL Labs, LLC (acquired December 1, 2025; enterprise value $43,509,360 via merger agreement): NGL Labs LLC is a developer of anonymous social-messaging platforms, best known for operating the “NGL: ask me anything” application, which enables users to send and receive anonymous messages through social media.

●	Trimbox, LLC (acquired December 23, 2025; enterprise value of $2,955,690 via merger agreement): Trimbox is a provider of an email inbox-cleaning application, best known for its tool that enables users to unsubscribe from mailing lists and bulk-delete unwanted emails with one click.

Each acquisition has been accounted for as a business combination under ASC 805, or as an asset acquisition where applicable, and a purchase price allocation has been completed for each transaction. During the six months ended June 30, 2026, the Company completed two additional asset acquisitions: the QR Code App, acquired from Luni SAS on March 2, 2026, and the Smart Cleaner (Easy Clean) application, acquired from VVDev LLC on June 29, 2026. See Note 7 — Acquisitions for further details.

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MODE MOBILE, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The above entity structure has been in effect since February 25, 2021, on which date the Company consummated a corporate reorganization transaction (the “Reorganization”) where, among other things, Mode Mobile, Inc. converted its corporate status from a limited liability company to a C-corporation and became a holding company for the Company’s operating entities. Prior to the consummation of the corporate reorganization transaction, MobileX Labs, LLC, a now-defunct Indiana limited liability company formed in 2012, served as the entity through which all profits and losses ultimately flowed for tax purposes. On the effective date of the corporate reorganization, MobileX Labs, LLC was dissolved in accordance with applicable state law. The primary purpose of the corporate reorganization was to align the investments of the now-existing preferred stockholders into one single entity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying condensed consolidated interim financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Any references in these notes to applicable guidance are meant to refer to U.S. GAAP as found in Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) promulgated by the Financial Accounting Standards Board (“FASB”).

The condensed consolidated interim financial statements include the accounts of the Company, Mode Mobile Inc. and its wholly-owned subsidiaries, Mode Mobile, LLC, Mode Phone, LLC, and App Lock LLC, Mode Mobile Cayman, TB Merger Sub II, LLC, and NGL Labs LLC. All significant intercompany balances and transactions have been eliminated. These interim financial statements are unaudited and reflect all normal recurring adjustments that are, in the opinion of management, necessary for the fair statement of such interim financial statements. The December 31, 2025 condensed consolidated balance sheet data was derived from audited financial statements but does not include all disclosures required by U.S. GAAP for complete financial statements. The accompanying financial information should be read in conjunction with the consolidated financial statements and notes thereto contained in the Company’s most recent December 31, 2025 audited financial statements.

The consolidated financial statements have been presented to reflect the capital structure per the Reorganization on a retroactive basis.

Principles of Consolidation

These consolidated financial statements include the accounts of Mode Mobile and its subsidiaries Mode Mobile, LLC, Mode Phone, LLC, and App Lock LLC, Mode Mobile Cayman, TB Merger Sub II, LLC and NGL Labs LLC. All intercompany transactions and balances have been eliminated in consolidation.

The Company evaluates its relationships with other entities to identify whether they are variable interest entities (“VIE”) as defined by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810, Consolidation (“ASC 810”), and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is consolidated.

Reclassification

Certain financial statement line items of the Company’s historical presentation have been reclassified to conform to the corresponding financial statement line items in the current period. These reclassifications have no material impact on the historical operating loss, net loss, total assets, total liabilities, or stockholders’ equity previously reported.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the valuations of common stock, useful lives and expected future cash flows of long-lived assets including intangible assets, valuation of assets acquired and liabilities assumed in business combinations and asset acquisitions, fair value of warrant liabilities, stock-based compensation, amortization of performance obligation liabilities. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Business Acquisitions

The Company accounts for business combinations and asset acquisitions in accordance with the guidance set forth in FASB ASC 805. For transactions meeting the definition of a business under ASC 805-10, the Company utilizes the acquisition method, which requires that the purchase consideration be measured at fair value as of the acquisition date. This consideration typically includes cash transferred, the fair value of equity interests issued, and the acquisition-date fair value of any promissory notes or contingent consideration. Identifiable assets acquired and liabilities assumed are recognized at their estimated fair values as of the acquisition date, with any excess of the purchase price over the fair value of net identifiable assets recorded as goodwill pursuant to ASC 805-30. Conversely, if the fair value of the net assets acquired exceeds the consideration transferred, a bargain purchase gain is recognized in earnings on the acquisition date. Acquisition-related costs, such as legal and advisory fees, are expensed as incurred in accordance with ASC 805-10-25-23.

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In instances where a transaction does not meet the definition of a business because substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the transaction is accounted for as an asset acquisition under ASC 805-50. In an asset acquisition, the cost of the acquisition is allocated to the individual identified assets acquired and liabilities assumed based on their relative fair values, and no goodwill is recognized. Unlike business combinations, transaction costs in an asset acquisition are capitalized as a component of the cost of the assets acquired. Furthermore, if the cost of the acquisition exceeds the fair value of the net assets, the excess is allocated to the non-financial assets on a relative fair value basis rather than being recorded as goodwill.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in financial institutions, which, at times, may exceed the Federal Deposit Insurance Coverage (FDIC) of $250,000. As of June 30, 2026 and December 31, 2025, the Company had not experienced losses on these accounts and held uninsured deposit amounts of $14,365,845 and $7,837,729, respectively.

Cash and Cash Equivalents

Cash and cash equivalents represent cash and highly liquid investments with an original contractual maturity at the date of purchase of three months or less. As of June 30, 2026 and December 31, 2025, cash and cash equivalents of $15,503,444 and $8,881,411, respectively, consisted primarily of checking and money market.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

●	Level 1—Quoted prices in active markets for identical assets or liabilities.

●	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

●	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2026 and December 31, 2025, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value. The carrying values of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable, approximate their fair values due to their short-term maturities. See below for the fair value hierarchy table summarizing the Company’s financial assets and liabilities measured at fair value on a recurring basis.

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	Fair Value Measurements as of June 30, 2026 Using:
	Level 1	Level 2	Level 3	Total

Assets :
Treasury accounts	$8,890,855	$-	$-	$8,890,855
Cryptocurrency assets	13,907	-	-	13,907
	$8,904,762	$-	$-	$8,904,762
Liabilities:
Warrant liability	$-	$2,712,097	$-	$2,712,097
	$-	$2,712,097	$-	$2,712,097

	Fair Value Measurements as of December 31, 2025 Using:
	Level 1	Level 2	Level 3	Total

Assets :
Treasury accounts	$52,976	$-	$-	$52,976
Cryptocurrency assets	10,081	-	-	10,081
	$63,057	$-	$-	$63,057
Liabilities:
Warrant liability	$-	$2,080,315	$-	$2,080,315
	$-	$2,080,315	$-	$2,080,315

Accounts Receivable

The Company’s accounts receivable are due from customers primarily from the Company’s marketing revenue. The Company maintains an allowance for credit losses in accordance with ASC 326, Financial Instruments – Credit Losses, which requires the use of a current expected credit loss (“CECL”) model. Under this model, the Company estimates expected credit losses over the contractual term of its receivables at inception and updates the estimate at each reporting date. The allowance is based on historical collection experience, the age of outstanding receivables, current economic conditions, and reasonable and supportable forecasts of future economic conditions that may affect collectability. When receivables are determined to be uncollectible, principal amounts of such receivables outstanding are written off against the allowance. As of June 30, 2026 and December 31, 2025, the allowance for credit losses was $441,808 and $653,670, respectively.

Inventory

Inventory consists primarily of finished goods related to the Company’s hardware phones and is stated at the lower of cost, using the weighted-average cost method, or net realizable value. Inventory was $15,116 and $15,727 as of June 30, 2026 and December 31, 2025, respectively. The Company evaluates inventory for excess quantities, obsolescence, and other indicators of impairment based on estimated demand, inventory on hand, sales activity, and other relevant factors, and records write-downs to net realizable value when required. Once inventory is written down, a new cost basis is established. No write-downs to net realizable value were recorded during the six months ended June 30, 2026 and 2025.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization. Property and equipment consists of computer equipment, and depreciation expense is recognized using the straight-line method over the estimated useful life of five years for computer equipment.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

When assets are retired or otherwise disposed of, the cost, accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in the consolidated statements of operations in the period realized. Maintenance and repairs that do not enhance or extend the asset’s useful life are charged to operating expenses as incurred.

The following is a summary of property and equipment:

	June 30,	December 31,
	2026	2025
Computer equipment	$49,677	$35,166
Less: Accumulated depreciation	(21,818)	(15,589)
Property and equipment, net	$27,859	$19,577

Depreciation expense was $6,229 and $4,000 for the six months ended June 30, 2026 and 2025, respectively.

Impairment of Long-Lived Assets

The Company reviews long-lived assets held and used, consisting primarily of finite-lived intangible assets and property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Such events include a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in the business climate, including increased competition or changes in technology, and a current-period operating or cash flow loss combined with a history or projection of continuing losses. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of other assets, which is generally each acquired application or business. When an indicator exists, the Company compares the carrying amount of the asset group to the undiscounted cash flows expected to result from its use and eventual disposition over the remaining useful life of the primary asset. If the carrying amount is not recoverable, an impairment loss is recognized for the amount by which the carrying amount exceeds fair value, determined using quoted market prices when available or otherwise discounted cash flows. Goodwill is not subject to this test and is instead tested for impairment at least annually, or more frequently if indicators exist, as described in Note 6. The Company recognized goodwill impairment loss of $481,810 and $0 during the six months ended June 30, 2026 and 2025, respectively.

Intangible Assets

Intangible assets consist primarily of developed technology, trade names and trademarks, customer relationships, non-compete agreements, and other identifiable intangible assets acquired in business combinations and asset acquisitions. Finite-lived intangible assets are recorded at cost or acquisition-date fair value, net of accumulated amortization and impairment, and are amortized on a straight-line basis over their estimated useful lives. The Company reviews finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount is not recoverable, an impairment loss is recognized for the amount by which the carrying amount exceeds fair value.

Indefinite-lived intangible assets are not amortized and are tested for impairment annually, or more frequently if events or changes in circumstances indicate that impairment may exist.

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in a business combination. Goodwill is not amortized and is tested for impairment at the reporting unit level annually, or more frequently if events or changes in circumstances indicate that impairment may exist. The Company may first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company elects to bypass the qualitative assessment, or if the qualitative assessment indicates potential impairment, the Company performs a quantitative impairment test and recognizes an impairment charge for the amount by which the carrying amount of the reporting unit exceeds its fair value, not to exceed the amount of goodwill allocated to that reporting unit.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Digital Assets – Cryptocurrencies

The Company accounts for its cryptocurrency holdings in accordance with ASU 2023-08, Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets, which the Company adopted effective January 1, 2025 (the first fiscal year beginning after December 15, 2024). Under ASC 350-60, the Company measures its cryptocurrency assets at fair value at each reporting date, with changes in fair value recognized in net income or loss in the period in which the change occurs. Fair value is determined based on Level 1 quoted prices on active exchanges in accordance with ASC 820, Fair Value Measurement. The adoption of ASU 2023-08 required a cumulative-effect adjustment recorded to the opening balance of retained earnings (accumulated deficit) as of January 1, 2025; such adjustment was not material given the immaterial carrying amounts involved. The prior-period impairment-only model is no longer applied to cryptocurrency holdings.

The Company realizes gains and losses upon sale or transfer of cryptocurrencies, and are recorded under other (expense) income in the consolidated statements of operations. The Company uses cryptocurrencies to convert cryptocurrency holdings to other cryptocurrencies and US dollars as needed to fund operations. The gains and losses recognized from non-cash transactions are reflected as adjustments to reconcile to operating cash flows in the consolidated statements of cash flows.

Warrants

The Company evaluates all warrants in accordance with ASC 480, Distinguishing Liabilities from Equity, and ASC 815-40, Derivatives and Hedging – Contracts in Entity’s Own Equity, to determine whether the instruments should be classified as equity or liability. Warrants that meet the equity classification criteria under ASC 815-40 are recorded in additional paid-in capital and are not subsequently remeasured. Warrants that do not meet these criteria are classified as liabilities and initially measured at fair value, with subsequent remeasurement at each reporting date and changes in fair value recognized in earnings.

The fair value of warrants is determined using the Black-Scholes option pricing model in accordance with ASC 820, Fair Value Measurement, which incorporates assumptions such as expected volatility, expected term, risk-free interest rate, and dividend yield.

The fair value of warrant liabilities is included in the fair value measurement hierarchy table disclosed in Note 2.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective January 1, 2019, using the modified retrospective transition approach applied to all contracts. Therefore, the reported results for the six months ended June 30, 2026 and 2025 reflect the application of ASC 606. Management determined that there were no retroactive adjustments necessary to revenue recognition upon the adoption of the ASU 2014-09. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;
●	Identification of the performance obligations in the contract;
●	Determination of the transaction price;
●	Allocation of the transaction price to the performance obligations in the contract; and
●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. In determining the transaction price, the Company uses significant judgment to estimate variable consideration, specifically for digital marketing transactions subject to adjustments or “clawbacks” by advertising partners based on final engagement metrics. Revenue is recognized only to the extent that it is probable that a significant reversal will not occur. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company evaluates whether it is the principal (reports revenue on a gross basis) or agent (reports revenue on a net basis) in its shared revenue arrangements. The Company generally acts as the principal when it controls the promised service before it is transferred to the customer.

The Company’s Mode Earn App enables users the ability to earn rewards on a single platform for interacting with digital content on their smartphones. Mode Mobile drives user engagement and monetizes user activity primarily through digital marketing revenue from advertising partners (including ad networks, ad exchanges, and brand partners). The Company satisfies performance obligations and recognizes revenue over time as the advertising services are delivered.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Company also generates revenue from proof-of-concept phone hardware sales. Control transfers at a point in time, and as such, revenue is recognized upon shipment. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance. For proof-of-concept subscriptions, control transfers over time, and as such, revenue is recognized on a straight-line basis.

Revenue by source consisted of the following for the six months ended June 30, 2026 and 2025:

	Six Months Ended
	June 30,
	2026	2025
Advertising and software subscriptions	$24,502,099	$8,786,099
Service revenue	1,987,004	1,500
Other (including hardware)	6,364	380,668
Net revenues	$26,495,467	$9,168,267

Contract Balances

The Company invoices customers based upon contractual billing schedules, and accounts receivable are recorded when the right to consideration becomes unconditional. Contract liabilities represent prepayments received in advance of performance obligations met.

As of June 30, 2026 and December 31, 2025, the Company has deferred revenue of $72,999 and $261,012, respectively.

Cost of Net Revenues

Cost of net revenues consists primarily of user redemptions on the Mode Earn App. The Company shares a portion of generated revenue with users and also facilitates earnings and savings for users directly from advertising brands. Monthly user redemption costs represent the dollar value of rewards redeemed by users that are paid out by the Company. Cost of net revenues also includes hosting costs, as well as the product and related fulfillment costs of hardware products sold.

Cost of net revenue by source consisted of the following for the six months ended June 30, 2026 and 2025:

	Six Months Ended
	June 30,
	2026	2025
Advertising	$2,244,453	$318,535
Other (including hardware)	3,778,430	186,870
Cost of net revenues	$6,022,883	$505,405

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising costs were $5,168,990 and $1,710,088 for the six months ended June 30, 2026 and 2025, respectively, and are included in sales and marketing expenses in the consolidated statements of operations.

Research and Development Costs

Costs incurred in the research and development of the Company’s technology and products are expensed as incurred.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and payroll-related benefits and taxes, professional services, administrative expenditures, and information technology. General and administrative expenses also include acquisition-related transaction costs for business combinations, which are expensed as incurred (see Note 7).

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Accounting for Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its consolidated balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders’ equity.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is not amortized.

Accounting for Equity Units

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares are classified as equity instruments. Common shares issued for consideration other than cash are valued at the fair value of the assets received or the services rendered. If the fair value of the assets received or services rendered cannot be reliably measured, common shares issued for consideration will be valued at their fair value on the date of issuance.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. The Company recognizes forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The Company records an expense for stock issued for services as an expense based on the number of shares issued and fair value of the underlying stock issued to the recipient.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

As of June 30, 2026 and December 31, 2025, the Company had no capitalized deferred offering costs.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Income Taxes

The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the Consolidated Statements of Operations in the period that includes the enactment date.

The Company establishes a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to unrecognized tax benefits within the provision for income taxes.

In accordance with ASU 2023-09, the Company provides enhanced disclosures regarding income taxes paid, disaggregated by federal, state, and foreign jurisdictions, as well as a detailed reconciliation of the effective tax rate using specific categories and thresholds. The Company evaluates its tax positions across all jurisdictions subject to examination based on the facts, circumstances, and information available at the reporting date.

Commitment and Contingencies

The Company records a liability for pending litigation and other loss contingencies when it is probable that a loss has been incurred and the amount can be reasonably estimated in accordance with ASC 450. If a loss is only reasonably possible, or if the amount cannot be reasonably estimated, the Company discloses the nature of the matter and an estimate of the potential loss or range of loss, unless such an estimate cannot be determined.

The Company also discloses significant non-cancellable contractual obligations and capital commitments that represent future cash requirements. Legal fees related to these matters are expensed as the services are provided. Gain contingencies are not recognized in the financial statements until the gain is realized or definitely realizable. These assessments are reviewed periodically and adjusted as additional information becomes available.

Segment Reporting

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance.

Debt Issuance Costs

Debt discount and debt issuance costs are presented as a direct deduction from the carrying amount of the related debt liability on the balance sheets, pursuant to Financial Accounting Standards Board (“FASB”) ASC 835-30 and ASC 470. These costs and discounts are amortized to interest expense over the term of the debt using the effective interest method.

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Prepaid Advertising

On April 10, 2025, the Company entered into a media-for-equity arrangement with Mercurius Media Capital, LP (“MMC”), pursuant to which the Company issued 7,692,307 shares of Class AAA common stock in exchange for $1,000,000 in advertising media credits (the “First Tranche Credit”). The equity issuance was measured at the fair value of shares issued of $0.13 per share, supported by contemporaneous arm’s-length financing transactions, resulting in the recognition of common stock and additional paid-in capital of $7,692 and $992,308, respectively. The advertising credits are non-transferable, non-refundable, and expire on December 31, 2025. The credits are classified as prepaid advertising within current assets, consistent with ASC 340-20 and ASC 720-35. Advertising expense is recognized as credits are utilized and advertising placements are delivered. Management evaluates the prepaid advertising balance for impairment each reporting period. As of June 30, 2026 and December 31, 2025, the prepaid advertising balance was $0 and $433,021, respectively, and advertising expense of $433,021 was recognized during the six months ended June 30, 2026 as credits were utilized. The agreement also contemplates an additional issuance of $2,000,000 of Class AAA common stock in exchange for additional advertising credits beginning January 1, 2026, subject to mutual agreement of the parties and satisfaction of first tranche utilization conditions. No amounts related to this second tranche have been recognized as of the balance sheet date, as the arrangement does not constitute a binding commitment. The second tranche is disclosed as a contingent contractual commitment.

Payable to Shareholders

In August 2024, the Company launched an offering of Class AAA Common Stock pursuant to Regulation A+ (Tier 2) of the Securities Act of 1933, as amended (the “Offering”). The Offering permitted the Company to raise up to $30,000,000 in gross proceeds from the issuance of newly issued shares, and permitted certain existing security holders (the “Selling Shareholders”) to receive up to $7,500,000 in aggregate gross proceeds from the resale of their existing shares to new investors.

Per the filing, after the Company raises $5,000,000 in gross proceeds from primary issuances, subsequent closings will structure issuances so that 77% of shares are newly issued by the Company and 23% are existing shares sold by the Selling Shareholders on a pro-rata basis. The Selling Shareholders may sell up to 30,000,000 shares in aggregate, representing no more than 10% of the total shares offered in the Offering. The shares sold by the Selling Shareholders will not exceed 30% of the aggregate Class AAA Common Stock value issued in the Offering. The Company will not receive any proceeds from the sale of shares by the Selling Shareholders. Proceeds from such sales will be distributed directly to the respective Selling Shareholders, net of a 5% placement agent commission payable to Dealmaker Securities LLC. Subscriptions attributable to Selling Shareholder shares are allocated among participating Selling Shareholders on a pro-rata basis at each closing. As of June 30, 2026 and December 31, 2025, the outstanding balance owed to Selling Shareholders was $989,725 and $0, respectively. Proceeds from primary share issuances received by the Company are classified as financing activities in the statement of cash flows. Proceeds payable to Selling Shareholders are recorded as a liability upon receipt and are excluded from the Company’s equity accounts, as they do not represent proceeds from newly issued shares.

EARNM Foundation

During the year ended December 31, 2024, the Company provided services to Current (Gibraltar) Limited (“CGL”) pursuant to a services agreement effective January 1, 2024. During this period, CGL was treated as a related party of the Company, as Mode Mobile, LLC held 100% of the voting rights in CGL, with 0% economic interest retained. CGL was not consolidated into the Company’s financial statements and was accounted for as an unconsolidated variable interest entity.

Effective December 31, 2024, CGL began wind-down efforts and a new, arms-length entity, EARNM Foundation, was established. As such, the Company wound down the related party relationship with CGL. Subsequent to the wind-down, the Company entered into a services agreement with EARNM Foundation to provide supporting operational services. EARNM Foundation is not a related party of the Company. As of June 30, 2026 and December 31, 2025, receivables from EARNM Foundation amounted to $920,313 and $800,038, respectively, arising from supporting services provided under the arms-length services agreement. $450,000 of receivable is classified as a current asset based on management’s expectation of collection within twelve months of the balance sheet date, $470,313 was classified as non-current. An allowance for credit loss of $139,372 has been recorded as of June 30, 2026. Management is evaluating certain alternative pathways to satisfy this receivable and will disclose any material developments in subsequent reporting periods, consistent with ASC 855, Subsequent Events. Formal repayment terms under the arms-length arrangement have not yet been finalized as of the date of issuance of these financial statements. The Company will update this disclosure upon execution of definitive repayment terms.

Leases

On January 1, 2022, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. The adoption of ASC 842 had no impact on the Company’s balance sheet.

Basic and Diluted Loss per Share

Basic and diluted loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted loss per share. Diluted loss per share reflects the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2026 and 2025, diluted loss per share is the same as basic loss per share. Basic and diluted loss per share was $(0.003) and $(0.001) for the six months ended June 30, 2026 and 2025, respectively, based on weighted-average shares outstanding of 1,219,272,098 and 1,082,384,886, respectively. Potentially dilutive items included the following:

	Six Months Ended
	June 30,
	2026	2025
Series Seed convertible preferred stock	345,659,651	345,659,651
Stock options	254,007,667	230,721,043
Warrants	15,055,208	4,055,208
Total potentially dilutive shares	614,722,526	580,435,902

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), which requires public entities to provide disaggregated disclosures of certain expense categories within income statement line items. The standard is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statement disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

3. GOING CONCERN

The accompanying condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has evaluated its ability to continue as a going concern for the twelve-month period following the expected financial statement issuance date of October 9, 2026, in accordance with ASC 205-40, Presentation of Financial Statements — Going Concern.

The Company has incurred recurring operating losses in each fiscal year from 2022 through 2025, including operating losses of approximately $10,057,000 in 2022, $6,078,000 in 2023, $3,663,700 in 2024, and $2,610,700 in 2025. For the six months ended June 30, 2026, the Company generated a loss from operations of $465,700 and incurred a net loss of $3,799,500, compared with a loss from operations of $768,400 and a net loss of $802,100 for the six months ended June 30, 2025. These conditions, considered in the aggregate, raised substantial doubt about the Company’s ability to continue as a going concern within the look-forward period. Management has developed and is actively executing plans intended to mitigate these conditions. In the first quarter of 2026, the Company launched a capital raise under Regulation A+ (Tier 2) of the Securities Act of 1933, as amended. During the six months ended June 30, 2026, the Company received gross investor deposits of $19,410,845 under the offering, of which $17,257,403 was credited to equity, and $2,153,442 was credited to selling shareholders, resulting in net cash proceeds of $10,114,759 after offering costs of $7,142,643. The offering has been qualified by the SEC, providing the Company with broad access to retail and institutional investors, and management believes the offering is probable of generating sufficient proceeds to support operations through the look-forward period, based on early investor engagement and the Company’s established brand and user base.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Additionally, in parallel with the Regulation A+ offering, management is actively pursuing a larger institutional financing round during the remainder of 2026. The Company has executed advisory and placement agent agreements and is engaged in active discussions with multiple prospective institutional investors at an advanced stage of due diligence. Management believes this represents a credible and probable source of additional capital beyond the Regulation A+ offering.

Finally, the Company completed the acquisitions of NGL Labs, LLC (December 1, 2025), Trimbox, LLC (December 23, 2025), the QR Code App (March 2, 2026) and the Smart Cleaner (Easy Clean) application (June 29, 2026) and expects these businesses to contribute meaningful operating income during the look-forward period. NGL Labs is projected to contribute approximately $13.0 million in operating income for fiscal year 2026, and the QR Code App is projected to contribute approximately $4.0 million, for projected aggregate contributions of approximately $17.0 million in combined projected operating activity during the look-forward period. These projections are subject to ongoing revision.

As of June 30, 2026, the Company had cash and cash equivalents of $15,503,444 and a working capital deficit of $8,655,947 which reflects the classification of the $5,118,471 installment of the NGL promissory note due December 1, 2026 as a current liability, and generated net cash provided by operating activities of $2,745,399 during the six months ended June 30, 2026, compared with net cash used in operating activities of $291,707 for the six months ended June 30, 2025. After consideration of the plans described above, management concluded that it is probable that the plans will be effectively implemented and will mitigate the conditions that raised substantial doubt. Accordingly, management has concluded that substantial doubt about the Company’s ability to continue as a going concern has been alleviated. These financial statements have been prepared on a going concern basis and do not include any adjustments that might result from the Company’s inability to continue as a going concern.

4. CRYPTOCURRENCIES

Effective January 1, 2025, the Company adopted ASU 2023-08, Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets. Under ASC 350-60, cryptocurrency assets are measured at fair value at each reporting date with changes in fair value recognized in net income or loss. The prior indefinite-lived intangible / impairment-only model is no longer applied to cryptocurrency assets.

Indefinite-lived intangible assets are not subject to amortization, but rather are tested for impairment on an annual basis and more frequently if events or circumstances change that indicate that it is more likely than not that the asset is impaired. As a result, the Company recognizes decreases in the value of its holdings in cryptocurrency. Both Bitcoin and Ether are traded on exchanges in which there are observable prices in an active market. The Company considers quoted prices below its carrying cost to be an impairment indicator. The quoted price and observable prices are determined by the Company using a principal market analysis in accordance with ASC 820, Fair Value Measurement.

The Company designates each cryptocurrency type as a separate unit of account. Fair value is determined using Level 1 quoted prices on active cryptocurrency exchanges in accordance with ASC 820, Fair Value Measurement. Changes in fair value are recognized in other income (expense) in the consolidated statements of operations. For the six months ended June 30, 2026, no material unrealized gain or loss on cryptocurrency was recognized. Realized gains and losses upon sale or disposal of cryptocurrency are also recognized in other income (expense).

The Company designates certain cryptocurrency transactions as fair value hedges to hedge volatility and market value risks for our cryptocurrencies. Fair value hedge amounts included in the assessment of hedge effectiveness are recognized in other (income) expense, along with the offsetting gains and losses of the related hedged items.

Cryptocurrencies

No realized gains or losses on cryptocurrency holdings were recognized for the six months ended June 30, 2026 and 2025. Cryptocurrency holdings were $13,907 and $10,081 as of June 30, 2026 and December 31, 2025, respectively; the only movement during the six months ended June 30, 2026 was $3,826 of cryptocurrency received in settlement of a receivable. No unrealized gain or loss on cryptocurrency was recorded for the six months ended June 30, 2026.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the activity in cryptocurrency assets for the six months ended June 30, 2026, is as follows:

Cryptocurrency
assets
Balance at December 31, 2025	$10,081
Cryptocurrency received in settlement of receivable	3,826
Balance at June 30, 2026	$13,907

5. INTANGIBLE ASSETS

As of June 30, 2026 and December 31, 2025, intangible assets, net consisted of:

	June 30,	December 31,
	2026	2025
Developed technology	$29,992,535	$15,425,716
Trade names / trademarks	2,536,593	2,455,177
Customer relationships	10,367,521	6,811,977
Non-compete agreement	90,356	34,465
Assembled workforce	215,000	-
Total	43,202,005	24,727,335
Less: Accumulated amortization	(4,929,417)	(1,380,688)
Intangible assets, net	$38,272,588	$23,346,647

Amortization expense for the six months ended June 30, 2026 and 2025 was $3,548,729 and $544,460, respectively, which is included in general and administrative in the condensed consolidated statements of operations.

The Company reviews intangible assets with finite lives for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. During the six months ended June 30, 2026, operating results for the Trimbox reporting unit fell below the projections used at acquisition, which the Company identified as a triggering event (see Note 6). The Company tested the recoverability of the long-lived asset groups of the Trimbox and NGL Labs reporting units, including their finite-lived intangible assets, by comparing each asset group’s carrying amount with its undiscounted future cash flows. The undiscounted cash flows exceeded the carrying amounts, so the assets were recoverable and no impairment was recognized. The Company also assessed its other acquired intangible assets for indicators of impairment and identified none. No impairment of intangible assets was recognized for the six months ended June 30, 2026 or 2025.

Future amortization expense for the intangible assets as of June 30, 2026 is as follows:

Year ending December 31,	Amount
2026	4,257,397
2027	8,416,034
2028	8,029,265
2029	4,999,945
2030	4,962,866
Thereafter	7,607,081
Remaining unamortized	38,272,588

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6. GOODWILL

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable net assets acquired in business combinations. The Company operates as a single reportable segment, and all goodwill is allocated to that segment; there is no unallocated goodwill. For impairment testing, goodwill is assigned to the reporting units that benefit from the related business combinations, which are NGL Labs, LLC (“NGL Labs”) and Trimbox, LLC (“Trimbox”).

The changes in the carrying amount of goodwill by reporting unit were as follows:

	NGL Labs	Trimbox	Total
Balance at December 31, 2025	$30,690,836	$1,049,362	$31,740,198
Acquisitions	-	-	-
Impairment	-	(481,810)	(481,810)
Balance at June 30, 2026	$30,690,836	$567,552	$31,258,388

The Company tests goodwill for impairment at the reporting unit level annually as of December 31, or more frequently if events or changes in circumstances indicate that the fair value of a reporting unit may be less than its carrying amount. The Company may first assess qualitative factors to determine whether a quantitative test is necessary. When a quantitative test is performed, the Company compares the fair value of the reporting unit with its carrying amount, including goodwill. It recognizes an impairment loss for the amount by which the carrying amount exceeds fair value, limited to the carrying amount of goodwill.

During the six months ended June 30, 2026, operating results for the Trimbox reporting unit fell below the projections used at acquisition. As a result, the Company performed a quantitative impairment test of the Trimbox and NGL reporting units as of June 30, 2026. Before testing goodwill, the Company evaluated the recoverability of each reporting unit’s long-lived assets under ASC 360-10 and concluded they were recoverable. Fair value was estimated using a discounted cash flow method, which relies on Level 3 inputs, including projected revenue growth, operating margins, and a discount rate of 26.8%.

The carrying amount of the Trimbox reporting unit exceeded its estimated fair value. The Company therefore recognized a goodwill impairment loss of $481,810, presented as “Goodwill impairment loss” in the condensed consolidated statement of operations for the six months ended June 30, 2026. The estimated fair value of the NGL reporting unit exceeded its carrying amount, and no impairment was recognized.

7. ACQUISITIONS

Assets Acquisitions

Summary of assets acquisitions:

	App Lock, LLC	Cleaner App	Gallery	QRCode	Smart Cleaner
	January 24, 2025	October 31, 2025	August 22, 2025	March 2, 2026	June 29, 2026	Total
Fair value of considerations transferred
Cash	$6,584,000	$466,200	$906,250	$11,700,000	$900,000	$20,556,450
Equity consideration (shares at fair value)	2,240,000	-	28,333	1,419,000	-	3,687,333
Indemnification holdback	1,300,000	51,800	93,750	1,221,000	95,170	2,761,720
Shares Holdback – Indemnity	-	-	28,334	301,000	-	329,334
Revenue / indemnity share holdback	-	-	170,000	-	-	170,000
Deferred cash consideration	-	-	-	2,817,000	-	2,817,000
Contingent consideration	-	-	-	21,000	-	21,000
Transaction costs	361,219	10,000	-	-	-	371,219
Total purchase consideration	$10,485,219	$528,000	$1,226,667	$17,479,000	$995,170	$30,714,056

Purchase price allocation:
Intangible assets	$10,220,219	$528,000	$1,194,116	$17,479,000	$995,170	$30,416,505
Accounts receivable	407,000	-	40,744	-	-	447,744
Accounts payable and accrued expenses	(142,000)	-	(8,193)	-	-	(150,193)
Net assets acquired	$10,485,219	$528,000	$1,226,667	$17,479,000	$995,170	$30,714,056

Applock

On January 24, 2025, the Company completed an asset acquisition of certain assets of Eywin Bilgi Teknolojileri A.S, a Turkish entity. Eywin develops mobile applications focused on security, privacy, device optimization, and health. Its product suite includes Applock Pro, VPN, Calculator Photo Vault Pro, and AI Trainer, solutions designed to address user needs through innovative methods and cross-platform functionality.

This transaction was accounted for as an asset acquisition under ASC 805 as it did not meet the definition of a business combination. In accordance with ASC 805-50, the total purchase consideration of approximately $10.5 million was allocated to the individual assets acquired based on their relative fair values. The identifiable intangible assets acquired primarily included Developed Technology (estimated fair value of $3.80 million, remaining economic life of 10 years), Trade Names/Trademarks ($0.30 million, 10 years) and Customer Relationships ($6.13 million, 9 years). No goodwill was recognized; instead, the value associated with the assembled workforce was pro-rated across the primary intangible assets. These assets are being amortized on a straight-line basis over their respective economic lives.

As of June 30, 2026, the carrying amount of the acquired intangible assets were $8,675,922, net of accumulated amortization of $1,544,297, of which $545,046 was amortized during the six months ended June 30, 2026.

Cleaner App

On October 31, 2025, the Company completed the acquisition of certain assets related to the “Cleaner: mobile phone cleaning” application. Management concluded the transaction was an asset acquisition under ASC 805-50 because substantially all of the fair value was concentrated in a group of similar identifiable assets (Technology and Customer Relationships), and no substantive processes or employees were acquired.

The total acquisition cost was allocated to the acquired assets based on their relative fair values at the acquisition date. Because the total cost exceeded the aggregate appraised fair value of the individual assets, the excess was allocated pro rata to the non-financial intangible assets. No goodwill was recognized.

The Company allocated the purchase price to the following identifiable intangible assets: $409,441 to developed technology (5-year useful life), $55,144 to trademarks and trade names (10-year useful life), $34,465 to non-compete agreements (3-year useful life), and $28,950 to customer relationships (1-year useful life). Per ASC 805-50-30-3, no goodwill was recognized; instead, the value associated with the assembled workforce was pro-rated across the primary intangible assets. These assets are being amortized on a straight-line basis over their respective economic lives.

As of June 30, 2026, the carrying amount of the acquired intangible assets were $439,096, net of accumulated amortization of $88,904, of which $66,678 was amortized during the six months ended June 30, 2026.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Gallery App

On August 20, 2025, the Company acquired certain assets of the Gallery App from Gameadzone Private Limited for $1,226,667. The consideration consisted of $906,250 in cash, $28,333 in common stock, $93,750 cash holdback, $28,334 shares holdback and $170,000 revenue / indemnity share holdback. Management concluded the transaction was an asset acquisition under ASC 805-50 because substantially all of the fair value was concentrated in a group of similar identifiable assets (Technology and Customer Relationships), and no substantive processes or employees were acquired.

The total acquisition cost was allocated to the acquired assets based on their relative fair values at the acquisition date. Because the total cost exceeded the aggregate appraised fair value of the individual assets, the excess was allocated pro rata to the non-financial intangible assets. No goodwill was recognized.

This transaction was accounted for as an asset acquisition under ASC 805 as it did not meet the definition of a business combination. In accordance with ASC 805-50, the total purchase consideration of $1,226,667 was allocated to the individual assets acquired based on their relative fair values. The identifiable intangible assets acquired primarily included Developed Technology (estimated fair value of $716,470, remaining economic life of 7.5 years), Trade Names/Trademarks ($59,706, 10 years), Customer Relationships ($417,941, 3 years), and working capital surplus of $32,551. No goodwill or bargain purchase gain was recognized in connection with this transaction.

As of June 30, 2026, the carrying amount of the acquired intangible assets were $993,438, net of accumulated amortization of $200,678, of which $120,407 was amortized during the six months ended June 30, 2026.

QR Code App

On March 2, 2026, the Company completed the acquisition of certain assets comprising the QR Code application from Luni SAS. Management concluded the transaction was an asset acquisition under ASC 805-50 because substantially all of the fair value acquired was concentrated in a group of similar identifiable assets and no substantive processes or employees were acquired.

The consideration paid was $17,479,000, comprising cash of $11,700,000, 6,600,000 shares of Class AAA common stock with a fair value of $1,419,000, deferred cash consideration of $2,817,000, a cash indemnification holdback of $1,221,000, an indemnification holdback of 1,400,000 shares of Class AAA common stock with a fair value of $301,000, and a contingent payment of $21,000 payable upon an initial public offering or business combination occurring on or before December 31, 2028. The Class AAA shares issued were measured at a fair value of $0.215 per share, compared with a stated value of $0.50 per share under the asset purchase agreement.

In accordance with ASC 805-50, the total cost of $17,479,000 was allocated to the individual assets acquired based on their relative fair values as follows: $13,866,500 to patents and developed technology (five-year useful life), $3,397,500 to customer relationships (nine to ten-year useful lives), and $215,000 to assembled workforce (three-year useful life). No goodwill was recognized.

As of June 30, 2026, the carrying amount of the acquired intangible assets were $16,434,595, net of accumulated amortization of $1,044,405.

Smart Cleaner & Easy Cleaner

On June 29, 2026, the Company completed the acquisition of certain assets comprising the Smart Cleaner and Easy Cleaner applications from VVDev LLC. Management concluded the transaction was an asset acquisition under ASC 805-50 because substantially all of the fair value acquired was concentrated in a group of similar identifiable assets and no substantive processes or employees were acquired.

The consideration paid was $995,170, comprising $900,000 of cash funded to escrow and a $95,170 indemnification holdback. An escrow fee of $500 was expensed as incurred. A seller-side broker fee of $90,000 paid out of the escrowed proceeds has been excluded from the Company’s cost basis.

In accordance with ASC 805-50, the total cost was allocated to the individual assets acquired based on their relative fair values as follows: $700,319 to developed technology, including domains (five-year useful life), $81,416 to trade names and trademarks (five-year useful life), $158,044 to customer relationships, representing the installed user base (one-year useful life), and $55,891 to non-compete agreements (three-year useful life). No goodwill was recognized.

As of June 30, 2026, the carrying amount of the acquired intangible assets were $994,745, net of accumulated amortization of $925.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Business Combinations

Summary of business combinations:

	Trimbox	NGL Labs LLC
	December 23, 2025	December 1, 2025	Total
Fair value of considerations transferred
Cash	$1,850,000	$20,531,492	$22,381,492
Equity consideration (shares at fair value)	607,000	12,073,000	12,680,000
Deferred Cash Consideration	498,690	-	498,690
Note payable (fair value)	-	8,909,605	8,909,605
Transaction expenses paid on behalf of sellers	-	2,139,985	2,139,985
Buyer expense reimbursement	-	(93,343)	(93,343)
Due from seller	-	(51,379)	(51,379)
Total purchase consideration	$2,955,690	$43,509,360	$46,465,050

Purchase price allocation:
Goodwill	$1,049,362	$30,690,836	$31,740,198
Intangible assets	1,817,000	10,968,000	12,785,000
Cash and cash equivalents	50,000	1,031,164	1,081,164
Accounts receivable	47,889	2,604,652	2,652,541
Accounts payable and accrued expenses	(8,561)	(1,785,292)	(1,793,853)
Net assets acquired	$2,955,690	$43,509,360	$46,465,050

Trimbox

In accordance with ASC 805, Business Combinations, the Company completed the acquisition of 100% of the equity interests of Trimbox, LLC on December 23, 2025. The transaction was accounted for as a business combination using the acquisition method of accounting. The total purchase consideration of $2,955,690 includes a deferred cash component of $498,690, equity consideration of $607,000 and cash of $1,850,000. Under ASC 805-30-25-5, these amounts are recognized at fair value as of the acquisition date as they represent contractual obligations to the sellers. The equity portion of the consideration consists of 3,333,333 shares of Class AAA common stock, which were valued based on an independent third-party valuation in accordance with ASC 820, Fair Value Measurement.

The Company has preliminarily allocated the total purchase price of $2,955,690, $1,817,000 to the intangible assets financial statement line item, which represents the fair value of the acquired technology, a working capital surplus of $89,328 and residual value of $1,049,362 in goodwill. The purchase price allocation is preliminary and subject to adjustment during the measurement period (up to one year from the acquisition date) as the Company finalizes its assessment of the fair values of assets acquired and liabilities assumed. Pursuant to ASC 350, Intangibles—Goodwill and Other, the portion of this balance attributable to goodwill is not subject to amortization but is evaluated for impairment at least annually. As of June 30, 2026, the carrying value of acquired intangible assets were $1,679,820, net of accumulated amortization of $137,180.

In accordance with ASC 805-10-50, the Company recognized $97,053 in acquisition-related transaction costs, which were expensed as incurred and are included in general and administrative expenses for the period ended December 31, 2025. The results of operations for Trimbox, LLC have been included in the Company’s consolidated financial statements from the date of acquisition.

NGL Labs

On December 1, 2025, the Company completed the acquisition of 100% of the equity interests of NGL Labs LLC. The transaction was accounted for as a business combination under the acquisition method of accounting in accordance with ASC 805. Under this method, the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The results of NGL Labs LLC’s operations have been included in the Company’s consolidated financial statements since the date of acquisition.

The total GAAP purchase price of $43,509,360 included $20,531,493 in cash paid to sellers at closing and $2,139,986 paid on behalf of sellers for transaction expenses, offset by a $93,343 reimbursement for the buyer’s portion of specific fees. Equity consideration consisted of rollover and deferred shares with a fair value of $12,073,000. Additional components included a promissory note with a fair value of $8,909,605, and a net working capital adjustment of $51,379.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Company has preliminarily allocated the total purchase price of $43,509,360, $10,968,000 to the intangible assets financial statement line item, which represents the fair value of the acquired technology, $1,850,524 of other identifiable net assets, and $30,690,836 of goodwill, totaling $43,509,360. The purchase price allocation is preliminary and subject to adjustment during the measurement period (up to one year from the acquisition date) as the Company finalizes its assessment of the fair values of assets acquired and liabilities assumed. Pursuant to ASC 350, Intangibles—Goodwill and Other, the portion of this balance attributable to goodwill is not subject to amortization but is evaluated for impairment at least annually. As of June 30, 2026, the carrying value of acquired intangible assets were $9,055,017, net of accumulated amortization of $1,912,983.

8. NOTE PAYABLE

NGL Note

In connection with the acquisition of NGL Labs LLC on December 1, 2025, the Company issued a Promissory Note (the ‘Note’) to the former members of NGL Labs LLC. The Note has a principal amount of $10,424,279 with pre-computed interest of $575,721 at the short-term Applicable Federal Rate (AFR) of 3.66%, for a total obligation of $11,000,000. The Note is payable in two equal annual installments of $5,500,000, due on December 1, 2026 and December 1, 2027, respectively.

In accordance with ASC 805-30-30-7, the Note was measured at fair value on the acquisition date. Management engaged an independent valuation firm (Scalar) to determine the fair value of the Note, which was determined to be $8,909,605. The fair value was estimated using a discounted cash flow model with a cost of debt of 14.2%, reflecting the credit risk of the borrower. The Note is subsequently measured at amortized cost using the effective interest method per ASC 835-30. Interest expense is recognized using the effective interest rate over the term of the Note. As of June 30, 2026, the Note had a contractual principal balance of $10,424,279 less unamortized discount of $979,916, for a carrying value of $9,444,363. Accretion of the discount recognized as interest expense was $461,378 for the six months ended June 30, 2026 and $73,380 for the period from the acquisition date through December 31, 2025. No principal payments were made on the Note during the six months ended June 30, 2026. Scheduled contractual principal maturities of the Note are $5,118,471 in 2026 and $5,305,808 in 2027, and the installment due December 1, 2026 has accordingly been classified as a current liability.

Senior Secured Note

During 2025, the Company issued $12,000,000 in senior secured notes with attached warrants to a third-party lender. The January 2025 issuance included 6,000,000 warrants with a $0.125 exercise price, while the December 2025 issuance included 2,800,000 warrants at a $0.250 exercise price. Both notes carry a 13.25% stated interest rate and a 36-month term. During the six months ended June 30, 2026, in April 2026 the Company drew a third tranche of $2,920,401, with $79,599 of related fees capitalized into the face amount of the notes, and made principal repayments of $1,400,000. As of June 30, 2026, the aggregate principal outstanding under the senior secured notes was $12,766,667, comprising $3,166,667 under the first tranche, $6,766,667 under the second tranche and $2,833,333 under the third tranche.

The warrants are classified as derivative liabilities in accordance with ASC 815-10-15. Equity classification is precluded under ASC 815-40 and ASC 480 due to weighted-average anti-dilution provisions and holder put options that may require cash settlement. As of June 30, 2026 and December 31, 2025, the warrant liability was recorded at $2,712,097 and $2,080,315, respectively, based on independent fair value measurements performed by a third party valuation firm. The increase of $631,782 during the six months ended June 30, 2026 relates to a warrant issued in connection with the third tranche of the senior secured notes and was recorded as a debt discount; a loss of $177,725 was recognized in other (expense) income during the six months ended June 30, 2026 in respect of the subsequent remeasurement of the warrant liability. These instruments are remeasured to fair value at each reporting date using Level 2 inputs, with changes in fair value recognized in current period earnings.

The fair value assigned to the warrants of $2,000,649 created a corresponding debt discount, which is presented as a reduction of the face amount of the notes. This discount is amortized to interest expense over the 36-month term of the notes using the effective interest method in accordance with ASC 470-20-35-3. As of June 30, 2026, the unamortized debt discount was $1,514,062 and unamortized debt issuance costs were $305,703. For the six months ended June 30, 2026, the Company recorded $747,867 in interest expense related to the amortization of the debt discount and issuance costs.

High-Yield Retail Promissory Notes

During October and November 2025, the Company issued short-term promissory notes to individual investors totaling $4,414,231 in aggregate principal. The notes bear interest at rates ranging from 12% to 18% per annum, with interest payable monthly and principal due in full one year from the date of issuance. During the six months ended June 30, 2026, the Company issued a second series of these notes totaling $4,554,385 in aggregate principal on comparable terms, and no repayments were made during the period. As of June 30, 2026, the aggregate principal outstanding under these notes was $8,968,616. All notes are classified as current liabilities as of June 30, 2026.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Line of Credit

The Company maintains a pay-later facility with Flex under which vendor invoices are settled directly by the facility provider. Draws under the facility are non-cash and are reflected as a non-cash financing activity in the consolidated statements of cash flows. During the six months ended June 30, 2026, draws totaled $1,293,142 and repayments totaled $886,665. As of June 30, 2026, the outstanding balance under the facility was $406,478.

As of June 30, 2026, notes payable had an aggregate face value of $32,566,040, less unamortized debt discount attributable to warrants of $1,514,062, unamortized discount on the NGL promissory note of $979,916 and unamortized debt issuance costs of $305,703, for a net carrying value of $29,766,359, of which $20,293,565 was classified as current and $9,472,794 as non-current. Total interest expense was $2,428,652 for the six months ended June 30, 2026.

Summary of note payable as of June 30, 2026 is as follows:

Description	Rate	Maturity	Face Amount	Current Portion	Long-Term Portion
PFG Senior Secured Note - AppLock Tranche	13.25%	Jan-28	3,166,667	2,000,000	1,166,667
PFG Senior Secured Note - NGL Tranche	13.25%	Dec-28	6,766,667	2,800,000	3,966,667
PFG Senior Secured Note - QR Code Tranche	13.25%	Apr-29	2,833,333	1,000,000	1,833,333
NGL Labs LLC Promissory Note	3.66%	Dec-27	10,424,279	5,118,471	5,305,808
High-Yield Retail Promissory Notes - Series I	12%–18%	2026	4,414,231	4,414,231	-
High-Yield Retail Promissory Notes - Series II	12%–18%	2027	4,554,385	4,554,385	-
Line of credit - Flex	n/a	2026	406,478	406,478	-
Total face value of notes payable			32,566,040	20,293,565	12,272,475
Less: unamortized debt discount - warrants			(1,514,062)		(1,514,062)
Less: unamortized debt discount - NGL promissory note			(979,916)		(979,916)
Less: unamortized debt issuance costs			(305,703)		(305,703)
Notes payable, net			29,766,359	20,293,565	9,472,794

The following table presents scheduled future principal maturities of all notes payable as of June 30, 2026:

Year	PFG - AppLock	PFG - NGL	PFG - QR Code	NGL Note - Principal	High-Yield Notes	Flex LOC	Total
2026 (six months remaining)	$1,000,000	$1,400,000	$500,000	$5,118,471	$4,414,231	$406,478	$12,839,180
2027	2,000,000	2,800,000	1,000,000	5,305,808	4,554,385	-	$15,660,193
2028	166,667	2,566,667	1,000,000	-	-	-	$3,733,334
2029	-	-	333,333	-	-	-	$333,333
Total	3,166,667	6,766,667	2,833,333	10,424,279	8,968,616	406,478	32,566,040
Less: unamortized debt discount - warrants							(2,799,681)
Notes payable, net							$29,766,359

9. STOCKHOLDERS’ EQUITY

Convertible Preferred Stock

The Company has issued Series Seed convertible preferred stock. The Company’s certificate of incorporation, as amended and restated, authorized the Company to issue a total of 388,800,000 shares of Preferred Stock, of which all are designated as Series Seed Preferred Stock. The Preferred Stock have a par value of $0.0001 per share.

The holders of the Preferred Stock have the following rights and preferences:

Voting

On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Company’s Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as converted to Common Stock basis.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of at least a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis:

-	purchase or pay or declare any dividend on any capital stock other than (i) dividends payable on the Common Stock solely in the form of additional shares of Common Stock, (ii) redemptions of dividends or distributions on the Series Seed Preferred stock and (iii) stock repurchased from former employees, officers, directors or others who performed services for the Company
-	create or hold capital stock in any subsidiary that is not a wholly-owned subsidiary

At any time when at least 70,596,360 shares of Series Seed Preferred Stock remain outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, without the written consent or affirmative vote of at least a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, amend, alter or repeal any provision of the Company’s Amended and Restated Certificate of Incorporation or Bylaws of the Company in a manner that substantially and disproportionally adversely affects the powers, preferences or rights of the Series Seed Preferred Stock.

Dividends

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company unless (in addition to the obtaining of any consents required elsewhere in the Company’s Amended and Restated Certificate of incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock as defined in the Company’s Amended and Restated Certificate of Incorporation. The Preferred Stock dividend rates contain certain dilution protections.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders and, in the event of a deemed liquidation event, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such deemed liquidation event or out of the available proceeds, as applicable, on a pari passu basis among each other, the greater of (i) an amount per share equal to one times the applicable Original Issue Price (as defined below), plus any dividends declared but unpaid thereon, payable before any payment shall be made to the holders of Common Stock by reason of their ownership thereof (the amounts payable pursuant to this clause (i) are hereinafter referred to as the “Preferred Liquidation Amounts”), or (ii) such amount per share as would have been payable had all shares of such series of Preferred Stock (and all shares of all other series of Preferred Stock that would receive a larger distribution per share if such series of Preferred Stock and all such other series of Preferred Stock were converted into Common Stock) been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event. If, upon any such liquidation, dissolution or winding up of the Company or deemed liquidation event, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

The Series Seed Original Issue Price is $0.01345679 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock. After payment of the Preferred Liquidation Amounts, remaining assets are distributed ratably to holders of Common Stock.

The liquidation preference as of June 30, 2026 and December 31, 2025 was $4,651,469 at both dates.

Anti-Dilution Rights

Holders of Series Seed Preferred Stock have the benefit of anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the Preferred Stock. If equity securities are subsequently issued by the Company at a price per share less than the conversion price of a series of Preferred Stock then in effect, the conversion price of the affected series of Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as set out in the Company’s Amended and Restated Certificate of Incorporation. Preferred Stock has certain protections against additional issuances of Common Stock.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Conversion

Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Class A Common Stock as is determined by dividing the applicable original issue price by the applicable conversion price in effect at the time of conversion. The Series Seed conversion price is $0.01345679 per share.

Additionally, each share of Series Seed Preferred Stock will automatically convert into shares of Class A Common Stock (i) immediately prior to the closing at a price of at least 3 times the Series Seed Original Issue Price of a firm commitment underwritten public offering, registered under the Securities Act of 1933, as amended (the “Securities Act”) or (ii) a vote or written consent of a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, and a vote of the key holders of common stock, as defined in the Company’s Amended Articles of Incorporation.

Common Stock

The Company authorized 388,800,000 shares of Preferred Stock, 2,431,000,000 shares of Class A Common Stock, 298,000,000 shares of Class B Common Stock, 12,150,000 shares of Class C Common Stock and 876,000,000 shares of Class AAA Common Stock at $0.0001 par value as of June 30, 2026.

The holders of the Class A common stock are entitled to one vote for each share of such stock held at all meetings of stockholders. There shall be no cumulative voting, and the holders of shares of Class B, Class C and Class AAA common stock shall not be entitled to vote. The holders of record of Class A Common Stock exclusively shall be entitled to elect all directors of the Company.

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company unless (in addition to the obtaining of any consents required elsewhere in the Company’s Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock as defined in the Company’s Amended and Restated Certificate of Incorporation.

Additionally, each share of Class B Common Stock, Class C Common Stock or Class AAA Common Stock will automatically convert into shares of Class A Common Stock (i) immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, as amended (the “Securities Act”) or (ii) upon election from the Company’s board of directors.

During the year ended December 31, 2025, 8,053,255 Series Seed Preferred shares, 18,954,782 Class A shares, 1,526,425 Class B shares, and 146,718 Class C shares were converted into 28,681,180 shares of Class AAA common stock.

During the year ended December 31, 2025, option holders exercised 2,988,322 options for shares of Class B common stock for $12,515 in proceeds.

During the year ended December 31, 2025, the Company issued 285,937,828 shares of Class AAA common stock and 100,000 shares of Class C common stock for gross proceeds of $47,902,612 pursuant to a Regulation CF offering. In connection with the offering, the Company incurred $29,877,129 in offering costs.

During the year ended December 31, 2025, the Company issued an aggregate of 72,666,668 shares of Class AAA common stock and 208,334 shares of Class C common stock pursuant to business and assets acquisitions for the fair value of an aggregate equity consideration of $14,951,250. See Note 7.

During the year ended December 31, 2025, the Company issued 8,301,923 shares of Class AAA common stock for gross proceeds of $1,000,000.

During the six months ended June 30, 2026, option holders exercised 1,059,554 options for shares of Class B common stock for $4,531 in proceeds.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

During the six months ended June 30, 2026, the Company issued 48,132,125 shares of Class AAA common stock pursuant to its Regulation A+, D, S and CF offerings. Gross investor deposits under the offering were $19,410,845, of which $17,257,403 was credited to equity and $2,153,442 to Payable to Shareholders (see Note 2), and the Company incurred $7,142,644 in offering costs.

During the six months ended June 30, 2026, the Company issued 6,600,000 shares of Class AAA common stock with a fair value of $1,419,000 in connection with the QR Code App asset acquisition, and recorded a further 1,400,000 shares with a fair value of $301,000 as an indemnification holdback within stock to be issued. See Note 7.

During the six months ended June 30, 2026, the Company issued 1,250,000 shares of Class AAA common stock with a fair value of $170,000 in connection with the Gallery App asset acquisition indemnification holdback. See Note 7.

There were no conversions of Series Seed Preferred Stock or of Class A, Class B or Class C common stock into Class AAA common stock during the six months ended June 30, 2026.

Stock to be issued was $301,000 and $170,000 as of June 30, 2026 and December 31, 2025, respectively. Subscription receivable was $47,949 and $279,726 as of June 30, 2026 and December 31, 2025, respectively. Total stockholders’ equity was $47,759,680 and $39,334,792 as of June 30, 2026 and December 31, 2025, respectively.

As of June 30, 2026 and December 31, 2025, there were 345,659,651 shares of Series Seed Preferred Stock issued and outstanding at both dates. As of June 30, 2026 and December 31, 2025, there were 627,870,232 shares of Class A Common Stock issued and outstanding at both dates. As of June 30, 2026 and December 31, 2025, there were 23,258,623 and 22,199,069 shares of Class B Common Stock issued and outstanding, respectively. As of June 30, 2026 and December 31, 2025, there were 11,155,245 shares of Class C Common Stock issued and outstanding at both dates. As of June 30, 2026 and December 31, 2025, there were 600,895,123 and 544,907,998 shares of Class AAA Common Stock issued and outstanding, respectively.

10. STOCK- BASED COMPENSATION

2021 Stock Plan

The Company has adopted the 2021 Equity Incentive Plan (“2021 Plan”), which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2021 Plan was 243,000,000 shares as of December 31, 2025. The options have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2021 Plan’s inception. Stock options granted under the 2021 Plan typically vest between immediate and four-year periods. As of December 31, 2025, there were 41,024,696 shares available for future issuance. During the six months ended June 30, 2026, the Company granted 28,706,002 options, 1,059,554 options were exercised and 6,888,591 options were forfeited or expired, resulting in 254,007,667 options outstanding as of June 30, 2026, of which 194,111,713 were exercisable.

A summary of information related to stock options is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value	Weighted Average Remaining Life
Outstanding as of December 31, 2025	233,249,810	$0.03	$6,142,079	2.34
Granted	28,706,002	0.06
Exercised	(1,059,554)	0.03
Forfeited	(6,888,591)	0.03
Outstanding as of June 30, 2026	254,007,667	$0.03	$6,693,821	2.01

Exercisable as of June 30, 2026	194,111,713	$0.03	$5,111,470
Exercisable as of December 31, 2025	188,480,017	$0.03	$4,963,173

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	For the Six Months Ended
	June 30,
	2026	2025

Weighted average grant-date fair value of options granted during year	$0.04	$0.04

During the year ended December 31, 2025, option holders exercised 2,988,322 options for shares of Class B common stock for $12,515 in proceeds. During the six months ended June 30, 2026, option holders exercised 1,059,554 options for shares of Class B common stock for $4,531 in proceeds.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	For the Six Months Ended
	June 30,
	2026	2025
Risk-free interest rate	3.83%-3.93%	3.60%-4.80%
Expected term (in years)	6.27	5.04
Expected volatility	80.00%	80.00%
Expected dividend yield	0%	0%

The total grant-date fair value of the options granted during the six months ended June 30, 2026 and 2025 was $1,158,590 and $857,672 respectively. Stock-based compensation expense for stock options of $516,062 and $427,439 respectively, was recognized under FASB ASC 718 for the six months ended June 30, 2026 and 2025, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $3,157,266 as of June 30, 2026 and will be recognized over a weighted average period of 2.01 years as of June 30, 2026.

Classification

Stock-based compensation expense was classified in the consolidated statements of operations as follows:

	For the Six Months Ended
	June 30,
	2026	2025
Sales and marketing	$51,606	$42,744
Research and development	56,767	47,018
General and administrative	407,689	337,677
	$516,062	$427,439

Warrants

During 2025, the Company issued $12,000,000 in senior secured notes with attached warrants to a third-party lender. The January 2025 issuance included 6,000,000 warrants with an exercise price of $0.125 per share, and the December 2025 issuance included 2,800,000 warrants with an exercise price of $0.250 per share. Both notes bear interest at 13.25% and have a 36-month term. During the six months ended June 30, 2026, a third tranche was drawn in April 2026 and an additional warrant for 1,200,000 shares with an exercise price of $0.250 per share was issued in May 2026 with a fair value of $454,057, or $0.378 per warrant was issued to the lender and recorded as a debt discount. The warrants are classified as liabilities and are measured at fair value at issuance and remeasured at fair value at each reporting date, with changes in fair value recognized in earnings. The initial fair value assigned to the warrants was recorded as a debt discount and is amortized to interest expense over the term of the related notes using the effective interest method.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, warrants for 10,000,000 shares were outstanding with a weighted average exercise price of $0.18, a weighted average remaining contractual life of 6.45 years and an aggregate intrinsic value of $3,250,000. Warrants for 6,000,000 shares were outstanding as of June 30, 2025.

A summary of information related to warrants is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value	Weighted Average Remaining Life
Outstanding as of December 31, 2025	8,800,000	$0.16	$2,950,000	6.37
Granted	1,200,000	0.25
Exercised	-	-
Forfeited	-	-
Outstanding as of June 30, 2026	10,000,000	$0.18	$3,250,000	6.45

The warrants are classified as derivative liabilities in accordance with ASC 815-10-15. Equity classification is precluded under ASC 815-40 and ASC 480 due to weighted-average anti-dilution provisions and holder put options that may require cash settlement. As of June 30, 2026 and December 31, 2025, the warrant liability was recorded at $2,712,097 and $2,080,315, respectively, based on independent fair value measurements performed by Scalar. These instruments are remeasured to fair value at each reporting date using Level 2 inputs, with changes in fair value recognized in current period earnings.

Warrant
liability
Balance, December 31, 2025	2,080,315
Issuance of warrant - April 30, 2026	454,057
Change in fair value	177,725
Balance, June 30, 2026	$2,712,097

The fair value assigned to the warrants of $2,000,649 created a corresponding debt discount, which is presented as a reduction of the face amount of the notes. This discount is amortized to interest expense over the 36-month term of the notes using the effective interest method in accordance with ASC 470-20-35-3. For the six months ended June 30, 2026, the Company recorded $747,867 in interest expense related to the amortization of the debt discount and issuance costs. As of June 30, 2026, the unamortized debt discount was $1,514,062 and unamortized debt issuance costs were $305,703.

11. RELATED PARTY TRANSACTIONS

As of June 30, 2026, the outstanding balance payable to shareholders was $989,725 payable to selling shareholders. There was no outstanding balance payable to shareholders as of December 31, 2025.

The Company owed indemnification holdbacks of $1,839,860 and $1,975,490 as of June 30, 2026 and December 31, 2025, respectively, pursuant to acquisitions completed during the six months ended June 30, 2026 and the year ended December 31, 2025. These holdback amounts are maintained to cover potential claims under the terms of the acquisition agreements and are distinct from direct shareholder payables. The Company owed contingent consideration of $2,817,000 of deferred cash consideration and $21,000 of contingent consideration in respect of the QR Code App asset acquisition as of June 30, 2026. All such related party transactions and acquisition-related obligations are conducted in the ordinary course of business and at terms believed to be at arm’s length.

12. SEGMENT REPORTING

The Company operates in a single reportable segment. The Company manages a portfolio of mobile applications that generate revenue primarily through subscription and advertising services. Four operating components were identified as of June 30, 2026 — Mode Mobile, LLC; Applock (including Gallery); NGL Labs, LLC; and Emerging Apps — compared with a single operating component, Mode Mobile, LLC, for the six months ended June 30, 2025. The additional operating components arose from the acquisitions completed during the year ended December 31, 2025 and the six months ended June 30, 2026, and have been aggregated into a single reportable segment under ASC 280-10-50-11 based on similar economic characteristics and shared qualitative attributes, including nature of products and services, production processes, customer type, methods of distribution, and regulatory environment.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Chief Operating Decision Maker

The Company’s CODM is Dan Novaes, Chief Executive Officer and Co-Founder. Mr. Novaes has ultimate authority over resource allocation and performance assessment across all operating components and reviews a monthly financial packet containing the measures described below.

Measure of Segment Profit or Loss

The CODM uses Contribution Margin as the primary measure of segment profit or loss. Contribution Margin represents revenue less direct cost of revenues, user redemptions and fees, and customer acquisition costs, and is used primarily to guide marketing spend decisions. The CODM also monitors EBITDA (after shared services allocations) to assess overall segment health. Consolidated net loss is the measure most consistent with U.S. GAAP and is reconciled in the table below.

Significant Segment Expenses

The significant expense categories regularly provided to the CODM for the six months ended June 30, 2026 comprised user redemptions included within sales and marketing of $2,163,380, operating expenses excluding amortization of $14,216,607, amortization of intangible assets acquired in prior-period acquisitions of $2,503,353, amortization of intangible assets acquired in the QR Code App acquisition of $1,044,450, stock-based compensation and other adjustments of $516,062, and interest expense of $2,428,652. User redemptions and substantially all operating expenses are incurred by the Mode Mobile, LLC operating component.

Segment Assets

The Company manages total assets at the consolidated level. Discrete asset information is not regularly provided to or reviewed by the CODM at the individual operating component level; accordingly, no segment asset allocation is presented. Consolidated total assets were $95,037,581 and $73,404,086 as of June 30, 2026 and December 31, 2025, respectively.

Summary of segment reporting is as follows:

	2026					2025
	Mode Mobile, LLC	Applock (incl. Gallery)	NGL Labs, LLC	Emerging Apps	Consolidated Total	Mode Mobile, LLC

Net revenues	$9,728,389	$3,886,336	$8,619,122	$4,261,619	$26,495,467	$9,168,267
Cost of sales	2,140,037	122,306	2,796,719	963,821	6,022,883	505,405
Gross profit	7,588,352	3,764,031	5,822,403	3,297,798	20,472,584	8,662,862
Total costs and expenses	20,237,475	2,787,222	2,575,390	1,361,096	26,961,183	9,936,641
Income (loss) from operations	(10,509,086)	1,099,114	6,043,732	2,900,523	(465,716)	(768,374)
Other (expense) income	(2,595,423)	-	354	-	(2,595,069)	(33,739)
Provision for income tax					(738,679)	-
Net income (loss)	$(13,104,509)	$1,099,114	$6,044,086	$2,900,523	$(3,799,464)	$(802,113)

13. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

Commitments

As of June 30, 2026, the Company’s contractual obligations arising from acquisitions completed during the six months ended June 30, 2026 comprised deferred cash consideration of $2,817,000 in respect of the QR Code App asset acquisition, indemnification holdbacks of $1,316,170, shares to be issued of $301,000 and a contingent payment of $21,000 payable upon the occurrence of an initial public offering or business combination on or before December 31, 2028. The Company had no operating or finance lease right-of-use assets or lease liabilities recorded as of June 30, 2026.

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14. SUBSEQUENT EVENTS

High-Yield Retail Promissory Notes Series III

During September 2026, the Company issued short-term promissory notes to individual investors. As of October 9, 2026, the aggregate principal totals $4,695,152. The notes bear interest at rates ranging from 12% to 18% per annum, with interest payable monthly and principal due in full one year from the date of issuance, with the ability to extend repayment by one year by the Company. All notes are classified as current liabilities.

Regulation A+ Fundraise

On August 20, 2026, the Company paused the Regulation A+ crowdfund by filing a post-qualification amendment to update the terms of the offering. As of October 9, 2026, the Company has received $38,642,152 in funds from the raise, of which $30,527,299 was credited to equity and $8,114,852 was credited to selling shareholders.

TLDL Acquisition

On August 6, 2026, the Company acquired certain assets of the TLDL App via asset acquisition. The purchase price allocation for this transaction is currently being finalized and will be disclosed in the Company’s audited financial statements.

JibJab Acquisition

On August 20, 2026, the Company completed the acquisition of 100% of the equity interests of JibJab Catapult CA Inc. The transaction was accounted for as a business combination under the acquisition method of accounting in accordance with ASC 805. The purchase price allocation for this transaction is currently being finalized and will be disclosed in the Company’s subsequent audited financial statements.

Management has evaluated subsequent events through October 9, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

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Item 4. Exhibits

2.1	Amended and Restated Certificate of Incorporation of Mode Mobile, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A POS filed with the SEC on September 2, 2026)
2.3	Bylaws of Mode Mobile, Inc. (incorporated by reference to Exhibit 2.3 to the Company’s Offering Statement on Form 1-A filed with the SEC on March 28, 2024)
3.1	Form of Selling Shareholder Irrevocable Power of Attorney (incorporated by reference to Exhibit 3.1 to the Company’s Offering Statement on Form 1-A/A filed with the SEC on June 11, 2024)
3.2	Investors’ Rights Agreement, as amended† (incorporated by reference to Exhibit 3.2 to the Company’s Offering Statement on Form 1-A/A filed with the SEC on June 11, 2024)
3.3	Second Amendment to Investors’ Rights Agreement (incorporated by reference to Exhibit 3.3 to the Company’s Offering Statement on Form 1-A POS filed with the SEC on September 2, 2026)
3.4	Right of First Refusal and Co-Sale Agreement, as amended† (incorporated by reference to Exhibit 3.3 to the Company’s Offering Statement on Form 1-A/A filed with the SEC on June 11, 2024)
3.5	Second Amendment to Right of First Refusal and Co-Sale Agreement (incorporated by reference to Exhibit 3.5 to the Company’s Offering Statement on Form 1-A POS filed with the SEC on September 2, 2026)
3.6	Form of SAFT (incorporated by reference to Exhibit 3.4 to the Company’s Offering Statement on Form 1-A filed with the SEC on March 28, 2024)
3.7	Form of Warrant for Class AAA Common Stock (incorporated by reference to Exhibit 3.5 to the Company’s Offering Statement on Form 1-A filed with the SEC on March 28, 2024)
3.8	Form of Warrant for up to 6,000,000 shares of Class AAA Common Stock (incorporated by reference to Exhibit 3.6 to the Company’s Form 1-SA filed with the SEC on October 1, 2025)†
5.1	Series Seed Voting Agreement, as amended † (incorporated by reference to Exhibit 5 to the Company’s Offering Statement on Form 1-A/A filed with the SEC on June 11, 2024)
5.2	Second Amendment to Series Seed Voting Agreement (incorporated by reference to Exhibit 5.2 to the Company’s Offering Statement on Form 1-A POS filed with the SEC on September 2, 2026)
5.3	Third Amendment to Series Seed Voting Agreement (incorporated by reference to Exhibit 5.3 to the Company’s Offering Statement on Form 1-A POS filed with the SEC on September 2, 2026)
6.1	Employment Agreement with Justin Hines (incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A filed with the SEC on March 28, 2024)
6.2	Employment Agreement with Kathleen DeKam (incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A filed with the SEC on March 28, 2024)
6.3	Employment Agreement with Kiran Panesar (incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A filed with the SEC on March 28, 2024)
6.4	Subordinated Unsecured Promissory Note - Figueiredo LLC (incorporated by reference to Exhibit 6.4 to the Company’s Offering Statement on Form 1-A filed with the SEC on February 2, 2026)
6.5	Subordinated Unsecured Promissory Note - Hunter Isaacson International LLC (incorporated by reference to Exhibit 6.5 to the Company’s Offering Statement on Form 1-A filed with the SEC on February 2, 2026)
6.6	Subordinated Unsecured Promissory Note - Vir (incorporated by reference to Exhibit 6.6 to the Company’s Offering Statement on Form 1-A filed with the SEC on February 2, 2026)
6.7	NGL - Mode Mobile - Merger Agreement dated December 1, 2025 (incorporated by reference to Exhibit 7 to the Company’s Offering Statement on Form 1-A filed with the SEC on February 2, 2026)
6.8	QR Code Asset Purchase Agreement (incorporated by reference to Exhibit 7.2 to the Company’s Annual Report on Form 1-K filed with the SEC on May 1, 2026)
6.9	TrimBox Mode Merger Agreement (incorporated by reference to Exhibit 7.3 to the Company’s Annual Report on Form 1-K filed with the SEC on May 1, 2026)
6.10	Agreement and Plan of Merger dated August 20, 2026 (JibJab) † (incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed with the SEC on August 26, 2026).
6.11	Catch Social Asset Purchase Agreement (incorporated by reference to Exhibit 6.11 to the Company’s Offering Statement on Form 1-A POS filed with the SEC on September 2, 2026)
6.12	Gallery App Asset Purchase Agreement (incorporated by reference to Exhibit 6.12 to the Company’s Offering Statement on Form 1-A POS filed with the SEC on September 2, 2026)

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mode Mobile, Inc.

By	/s/ Dan Novaes
Dan Novaes, Chief Executive Officer
Mode Mobile, Inc.
Date: October 9, 2026

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By	/s/ Dan Novaes
Dan Novaes, Director, Principal Executive Officer
Mode Mobile, Inc.
Date: October 9, 2026

By	/s/ Prakash Ramachandran
Prakash Ramachandran, Principal Financial Officer, Principal Accounting Officer
Mode Mobile, Inc.
Date: October 9, 2026

By	/s/ Mark Lawrence
Mark Lawrence, Director
Mode Mobile, Inc.
Date: October 9, 2026

By	/s/ Daniel Offner
Daniel Offner, Director
Mode Mobile, Inc.
Date: October 9, 2026

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